Gorilla Technology Group Inc.
Meridien House,
42 Upper Berkeley Street
Marble Arch
London, United Kingdom W1H 5QJ

March 16, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Edward Kim
Larry Spirgel

Re:	Gorilla Technology Group Inc.
Registration Statement on Form F-1/A
Filed February 22, 2023
File No. 333-267838

On behalf of Gorilla Technology Group Inc. (the “Company”), we submit this letter to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). The Company filed the above-referenced Registration Statement (the “Registration Statement”) with the Commission on October 12, 2022, as amended by Amendment No. 1 to the Registration Statement filed with the Commission on February 22, 2023. The Company has filed this Amendment No. 2 to the Registration Statement (“Amendment No. 2”) as of the date hereof to reflect the Company’s responses to the comment letter received on March 3, 2023 (the “Comment Letter”) from the Staff.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold below and provided our response below each comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Amendment No. 1 to Registration Statement on Form F-1

Risk Factors

Changes to the current regulations and currency restrictions in Hong Kong could materially and adversely affect Gorillas business …., page 29

1. We note your response to prior comment 29 regarding your Hong Kong operations, sales and regulatory risks. You differentiate the regulatory environment in Hong Kong for foreign-owned entities operating in the People's Republic of China. Please expand your discussion to describe the more restrictive regulatory, liquidity, and enforcement risks for foreign-owned entities operating in China, and clarify that such rules and regulations can change quickly with little advance notice. Further, your risk factor should highlight that the Chinese government may intervene or influence your Hong Kong operations in similar ways to how it regulates its mainland China activities, and such actions may lead to negative consequences to your Hong Kong operations.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 29 to 31 of Amendment No. 2.

Contingent Value Rights, page 98

2. We note your cross-reference “[f]or more information about the milestones and conditions triggering each of these types of protections, see ‘The Business Combination Agreement and Ancillary Agreements — Amended and Restated PIPE Subscription Agreements.’” This disclosure does not appear in your Form F-1. Please clarify the vesting/forfeiture formula for the ordinary shares underlying the Contingent Value Rights for both Class A and B. In particular, please provide the following information:

●	How you calculated the 1,137,577 forfeited amount of ordinary shares for the 2022 Price Protection formula for your stock price falling below $5 for five consecutive days.

●	How you calculated the 1,384,951 forfeited amount of ordinary shares for the 2022 Price Protection formula for your stock price as of December 31, 2022.

●	Describe how the gross margins and filing requirements may impact these calculations, and specify the 2021 gross margins threshold needed to be surpassed in 2022.

●	Clarify if the illustrative example for the 2022 Revenue Protection formula assumes December 31, 2022 revenue of $55 million.

●	Provide an example where your 2022 Revenue Protection formula is based on an estimated December 31, 2022 revenue of less than $51 million, unless you are currently aware your fiscal year 2022 revenue will exceed $51 million.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 99 to 101 of Amendment No. 2. The Company also respectfully advises the Staff that, in response to the third bullet point of this comment, the gross margin and filing requirements present additional opportunities for forfeiture, but they do not affect the price protection forfeitures that already occurred.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Robert S. Matlin at (212) 536-4066 and David A. Bartz at (615) 780-6743 of K&L Gates LLP.

Sincerely,

By:	/s/ Jayesh Chandan
	Name:	Jayesh Chandan
	Title:	Chief Executive Officer

Via E-mail:

cc:	Robert S. Matlin
David A. Bartz
K&L Gates LLP